FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed pursuant to Section 16(a) of the Securities Exchange 1934, Section 17(a) of the Public Utility Holding per Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


1. Name and Address     2. Issuer Name and Ticker   6. Relationship of Reporting Person(s)
   of Reporting Person*    or Trading Symbol           to Issuer (Check all applicable)

Mintmire, Mark A.       Innovative Financial         [X] Director       [X] 10% Owner
                        Resources, Inc.              [X] Officer        [_] Other
(Last)(First)(Middle)                               (give title below) (specify below)

1218 Cornerstone Court                                Former sole officer and director

(Street)                3. I.R.S.                   4. Statement for Month/Day/Year
                        Identification
Orlando, FL   32835     Number                          7/29/02
                        of Reporting
(City)(State)(Zip)      Person,
                        if an entity
                        (voluntary)

5. If Amendment,        7. Individual or Joint/Group Filing
Date of Original        (Check ApplicableLine)
(Month/Day/Year)        [X] Form filed by One Reporting Person
                        [_] Form filed by More than One Reporting Person



Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of    2. Trans-    2A. Deemed    3. Trans-   4. Securities Acquired   5. Amount of      6. Owner-    7. Nature of
Security       action       Execution     action Code (A) or Disposed of (D)   Securities        ship Form:   Indirect
(Instr. 3)     Date         Date,         (Instr. 8)  (Instr. 3, 4 & 5)        Beneficially      Direct (D)   Beneficial
               (Month/ Day/ if any                                             Owned Follow-     or Indirect  Ownership
               Year)        (Month/Day/                                        ing Reported      (I)          (Instr. 4)
                            Year)                                              Transactions(s)   (Instr. 4)
                                                                               (Instr. 3 & 4)
                                           Code    V    Amount   (A)   Price
                                                                 or
                                                                 (D)

Common Shares   7/29/02                     S          1,750,000  D      200      250,000         D            N/A
$0.0001 par
value


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

**If the  form is filed by more  than  one  reporting  person,  see  Instruction
4(b)(v).

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Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)


1. Title   2.         3.      3A.       4.      5. Number  6. Date Exercisable 7. Title    8. Price
of         Conver-    Trans-  Deemed    Trans-  of         and Expiration      and Amount  of
Derivative sion or    action  Execution action  Derivative Date                of          Derivative
Security   Exercise   Date    Date,     Code    Securities (Month/Day/         Underlying  Security
(Instr. 3) Price of   (Month/ if any    (Instr. Acquired   Year)               Securities  (Instr.
           Derivative Day/    (Month/   8)      (A) or                         (Instr. 3 &  5)
           Security   Year)   Day/              Disposed                       4)
                              Year)             of (D)
                                                (Instr.
                                                3, 4 & 5)

                                        Code V  (A)(D)     Date Exerciable     Title       Amount
                                                           Experation Date                 or
                                                                                           Number
                                                                                           of Shares

9. Number of           10. Derivative   11. Nature of
   Ownership               Securities       Indirect
Beneficially               Form of          Beneficial
Owned Following            Derivative       Ownership
Reported                   Security:        (Instr. 4)
Transaction(s)             (Instr. 4)       Direct (D) or
                                            Indirect (I)


Explanation of Responses:

On July 29, 2002, Registrant closed the primary offering on its $100,000 minimum offering for shares of its common stock pursuant to a prospectus dated and registered on a Form SB-1 as of November 13, 2001. Effective at that closing (where an aggregate 105,000 shares were sold pursuant to the prospectus for $105,000), Mr. Mark A. Mintmire (i) resigned as Registrant's sole officer and director, appointing Mr. Brad L. Curtsinger in his place and stead and (ii) concurrently sold 1,750,000 of his 2,000,000 shares in Registrant to Mr. Brad Curtsinger for $200 while retaining his remaining 250,000 shares in Registrant.






 By: /s/  Mark A. Mintmire                     12/19/02
---------------------------                    --------
 **Signature of Reporting Person                Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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